January 15, 2021
BY EMAIL

Michael A. Ramirez
Law Department
Pacific Life Insurance Company
Pacific Life & Annuity Company
700 Newport Center Drive
Newport Beach, California 92660

Re:    Separate Account A of Pacific Life Insurance Company (   PLIC   );
Registration Statement
       on Form N-4 (File Nos. 811-08946 and 333-250190) (   PLIC Registration
Statement   )
       and
       Separate Account A of Pacific Life & Annuity Company (   PLAC   );
Registration
       Statement on Form N-4 (File Nos. 811-09203 and 333-250191) (   PLAC
Registration
       Statement   )

Dear Mr. Ramirez:

        The staff has reviewed the above-referenced initial registration statements on Form N-4
filed by PLIC and PLAC (each, a    Company   ) under the Securities Act of 1933
as amended, and
the Investment Company Act of 1940, as amended, on November 19, 2020 (each, a registration
statement   ). All capitalized terms not otherwise defined herein have the respective meanings
given to them in the registration statements.

GENERAL

1. Our comments are made with respect to the PLIC Registration Statement and reference page numbers in that registration statement. Unless otherwise specified, please apply these comments to the parallel disclosure in the PLAC Registration Statement.

2. Please confirm that Portfolio expense figures and date references will be updated as necessary and all missing information, including all exhibits and financial statements, will be filed in pre-effective amendments to the registration statements. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

3. Where a comment is made with regard to disclosure in one location of a registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statement. In particular, to the extent applicable, all comments relating to: (i) the Future
 Michael A. Ramirez
January 15, 2021
Page 2 of 14

   Income Generator (   FIG   ) (Single) rider apply to the FIG (Joint) rider;
(ii) the CoreIncome
   Advantage Select (   Core   ) (Single) rider apply to the Core (Joint)
rider; (iii) the FIG (Single)
   rider apply to the Core (Single) rider; and (iv) the FIG (Joint) rider apply to the Core (Joint)
   rider.

4. Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any contract features or benefits, or whether each Company will be solely responsible for any benefits or features associated with the Contracts issued by its separate accounts.

PROSPECTUS SUPPLEMENT

5. The end of the Prospectus Supplement advises investors to speak with their Schwab investment professional. If the Contract will not be marketed exclusively to Schwab clients, delete this reference. Otherwise, please make clear in the disclosure here and on the cover of the prospectus that this Contract is only available for Schwab clients.

PROSPECTUS

Prospectus Cover

6. Please add the following, or substantively similar disclosure, immediately after the first sentence on the Prospectus cover page:

       The contracts offer various optional living and death benefit riders for an additional cost.
       The living benefit riders vary in terms of the age that the Owner must be before the benefits become payable and other terms. Work with your financial professional to determine which benefits are best suited to your financial needs. [Insert cross references to the appropriate discussions in the Prospectus.]

General

7. Headings and subheadings in the Prospectus may be difficult for some readers to locate because of the absence of spaces before and after such items to set them off, inconsistent formatting at the same heading or subheading level and because they are often in the same font size as the text they introduce. Please reformat the Prospectus to clearly set off headings and subheadings, ensure that the same levels of headings and subheadings are formatted consistently, and that headings and subheadings are made more prominent for easier reference.

Table of Contents

8. Some of the headings/subheadings and page number references in the Table of Contents do not match the headings/subheadings and page numbers of the text of the Prospectus (e.g., the
   heading    Charges, Fees and Deductions -- page 14 in the Table of Contents
is labelled    Fees
 Michael A. Ramirez
January 15, 2021
Page 3 of 14

   and Expenses    and appears on page 13 of the Prospectus). Please reconcile the Table of
   Contents and Prospectus headings as necessary.

Overview

Investments (   Purchase Payments   ) (p. 8)

9. The second paragraph of this section alternately references both    riders
 and    living benefit
   riders    when discussing restrictions on additional Purchase Payments.
Please clarify in the
   disclosure whether the Company reserves the right to restrict additional Purchase Payments on all riders, including death benefit riders, or only the living benefit riders. If the restrictions also apply to the death benefit riders, please revise the disclosure and also address the effect on the death benefit riders if additional Purchase Payments are restricted. Please
   make corresponding changes to the parallel disclosure under    Optional
Riders    on page 10
   and    Making Additional Purchase Payments    on page 24.

Transferring Among Investment Options (p. 9)

10. The transfer restrictions are alternately disclosed as    [o]nly 2
transfers in any calendar month
    may involve any of the following Investment Options    and    [o]nly 2
transfers into or out of
    each of the following Investment Options may occur in any calendar month .. If there is a substantive distinction between the two statements, please revise the disclosure to make the distinction clearer. If the transfer restrictions are identical, please conform the disclosure.
    Please make corresponding changes to the parallel disclosure under Transfers and Market-
    timing Restrictions    on pages 26-27.

Optional Riders (pp. 10-12)

11. The first sentence of this section, states that all of the optional riders may be discontinued
    for purchase at any time without prior notice.    We note that the death
benefit riders and the
    FIG riders must be purchased at Contract issue. Therefore, until the Prospectus is amended to delete these riders, they must continue to be offered. Please delete the quoted language throughout. With respect to the Core rider, the Company must amend the Prospectus before it can discontinue Core rider purchases at Contract Anniversaries. The Company may reserve its right to discontinue Core rider purchases at Contract Anniversaries, provided that the disclosure notes that the Prospectus will be amended prior to eliminating such rights.
    Please make corresponding changes under    Optional Death Benefit Riders
on page 41 and
    elsewhere that similar disclosure may appear.

12. Similar to your disclosure relating to the Optional Living Benefit Riders on page 11, prior to the summary discussion of the optional death benefit riders, please add an introduction (with an appropriate subheading) stating that death benefit riders are available through this
    Contract for an additional cost and that the following is a list of death benefit riders currently available.
 Michael A. Ramirez
January 15, 2021
Page 4 of 14

13. Please add the following at the beginning of the discussion of the Stepped-Up Death Benefit
    on page 11:    This rider is not available for Contracts issued in
California. See Return of
    Purchase Payments Death Benefit II below for Contracts issued in
California.

Optional Living Benefit Riders (pp. 11-12)

14. The introductory discussion of the living benefit riders states that
[t]he riders have the same
    basic structure with differences in the percentage that may be withdrawn each year and how long the withdrawals may last (for example, for a single life or for joint
lives).    We note that
    the riders have different annual charges and different ages at which guaranteed minimum withdrawals begin. The FIG riders include an Annual Credit feature and permit owner-
    elected resets that the Core riders do not. The Core single and joint riders may be exchanged for one another on any Contract Anniversary (if then available) while the FIG riders cannot.
    In addition, the Core single rider permits a surviving spouse to continue the rider while the
    FIG single rider does not. In light of these differences, please revise the foregoing statement.
    Please make corresponding changes to the parallel disclosure in the introductory paragraph to
       Guaranteed Minimum Withdrawal Benefit    on pages 48-49.

15. In the same paragraph, please include the age at which guaranteed minimum withdrawals begin under each rider.

Fees and Expenses (pp. 13-14)

16. In the discussion following the Periodic Expenses table on page 13, for clarity please disclose whether the Death Benefit Rider Charge will continue after the Annuity
Date.

Examples (p. 16)

17. The introduction to the examples states that    [t]he minimum amounts do
not include an
    optional death benefit rider.    Please also state, if accurate, that the
minimum amounts also
    do not include a living benefit rider.

Your Investment Options

Your Fixed Option (p. 23)

18. Please state whether or not investor can invest in the Fixed Option if he/she elects a living benefit rider.
 Michael A. Ramirez
January 15, 2021
Page 5 of 14

Purchasing Your Contract

How to Apply for Your Contract (p. 24)

19. The second paragraph of this section states that an investor may purchase a Contract by exchanging his/her existing annuity. Please add the following disclosure, or substantively similar disclosure, to this discussion:

        Some investment professionals may have a financial incentive to offer you this Contract in place of the one you already own. You should only exchange your existing contract for this Contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable for you to purchase this Contract rather than continue your existing contract.

How Your Purchase Payments Are Allocated

Choosing your Investment Options (p.25)

20. Please state in the first paragraph of this section that if a living benefit rider is purchased, an
    Owner   s entire Contract Value must be allocated to the Investment Options the Company
    makes available for the living benefit riders.

Transfers and Market-timing Restrictions   Transfers (p. 26)

21. Please qualify the statement below to reflect that if a living benefit rider is purchased,
    Contract Value allocated to a living benefit rider may be allocated only to the Investment
    Options the Company makes available for such riders and provide a cross reference to the section disclosing the investment options available under the riders:

        Once your Purchase Payments are allocated to the Investment Options you selected, you may transfer your Account Value from any Investment Option to any other Investment
        Option.

Charges, Fees and Deductions

Withdrawal Charge (pp. 29-30)

22. If accurate, please revise to explain that the term    surrender charge
period    in the following
    sentence means Purchase Payments that are still subject to a Withdrawal
Charge:

        We also account for any eligible Purchase Payments that are still in the surrender charge period that may be withdrawn without incurring a withdrawal charge (e.g. free 10%).
 Michael A. Ramirez
January 15, 2021
Page 6 of 14

Mortality and Expense Risk Charge (pp. 30-31)

23. So that investors may easily locate the disclosure, please add a reference to the Optional
    Death Benefit Rider charges in the heading for this subsection.

Living Benefit Rider Charges   CoreIncome Advantage Select (Single and Joint)
(p. 33)

24. The last paragraph of this section states,    [o]nce your Contract Value is
zero, the Rider
    annual charge will no longer be deducted.    Please specify whether
deductions will stop in
    the quarter during which the Contract Value is reduced to zero or the following quarter.

Fund Expenses (p. 34)

25. Please explain in the second paragraph of this section that    two tiered
level of expenses
    means that a fund-of-funds portfolio will pay a proportional share of the fees and expenses of the underlying funds in which it invests, in addition to its own fees; and, as a result, an investor will be subject to two layers of fees with respect to investments in the fund-of-funds portfolio.

Annuitization

Annuity Options (p. 36)

26. For the annuity options listed in this section please clarify, if true, that both fixed and variable payouts are available for each option. In this regard, see the
discussion under    Other
    Annuity Options.

27. The Company states under    Joint and Survivor Life    that    [i]f one or
both Annuitants die
    prior to the first payment the death benefit would be calculated as described under the Death
    Benefits and Optional Death Benefit Riders section of the Prospectus and no annuity
    payment would be made.    Please supplementally confirm that the Contract
Value cannot be
    annuitized if any Annuitant dies prior to the first annuity payment. This comment also
    applies to the parallel disclosure under    Joint Life With Period Certain
(fixed or variable)   .
    If the statement in    Joint Life With Period Certain (fixed or variable)
 is accurate and will be
    retained, please add    and no annuity payment would be made    to the end
of the relevant
    sentence.

Other Annuity Options (pp. 37-38)

28. For annuity options 1-4 discussed in this section, please indicate when annuitization becomes effective and what would happen if the Annuitant(s) pass(es) away (i) prior to the first payment or (ii) after the first payment has processed.

29. The Company uses the terms    Joint and Survivor Life    and    Joint Life
  throughout the
    Prospectus. If there are no differences between these terms, please select one term and use it
 Michael A. Ramirez
January 15, 2021
Page 7 of 14

   consistently throughout the Prospectus. Otherwise, please explain in the Prospectus the material differences between these terms under the Contract, the riders and for purposes of choosing annuity options.

Optional Death Benefit Riders

30. Please disclose in the introduction to this section whether the Company reserves the right to reject or restrict, at its discretion, any additional Purchase Payments for a death benefit rider and whether it will provide advance notice of any such restrictions.

Return of Purchase Payments Death Benefit and Return of Purchase Payments Death II (pp.
41-42) and Stepped-Up Death Benefit (pp. 42-44) and Stepped-Up Death Benefit II (pp. 44-45)

31. Under the definition of    Total Adjusted Purchase Payments    for each
rider please explain in
    plain English what    compliant withdrawals under the withdrawal benefit
rider    means.

32. Under the definition of    Pro Rata Reduction    for each rider the Company
states that    [t]he
    reduction made, when the Contract Value is less than the sum of all Purchase Payments made into the Contract, may be greater than the actual amount withdrawn.
Please supplementally
    confirm that the reference to    the sum of all Purchase Payments    in
this statement is correct
    and should not instead reference the Total Adjusted Purchase Payment amount immediately prior to the withdrawal.

33. In the    Termination    subsection of each rider, the disclosure states
that the rider will remain
    in effect until the earlier of    a full withdrawal of the amount available
for withdrawal is made
    under the Contract   . Please revise this disclosure in plain English so
that a reader
    understands what kind of withdrawal will terminate the rider. Please make conforming changes to all parallel disclosure.

Stepped-Up Death Benefit (pp. 42-44) and Stepped-Up Death Benefit II (pp.
44-45)

34. Please remove the underlined portion of the following sentence which appears on each of pages 43 and 44. The underlined disclosure is made previously and may impede understanding of the sentence by suggesting that the rider can be purchased at a time other than at initial purchase:

       If you purchase this Rider at the time your application is completed, upon the death of any Owner (or any Annuitant in the case of a Non-Natural Owner), prior to the Annuity
       Date, the death benefit proceeds will be equal to the greater of (a) or
(b) below:

35. In the discussion of Owner Change on page 43, the Company states that if there is an Owner change under the circumstances described in that section, including an Owner change to
    someone other than the previous Owner   s spouse, the    Guaranteed Minimum
Death Benefit
    Amount will be reset to equal the Total Adjusted Purchase Payments amount (under the
    Death Benefit Amount) on the effective date of the Owner change   . The
example on page
 Michael A. Ramirez
January 15, 2021
Page 8 of 14

   119 states that during Contract Year 5 the Owner changes to someone other than the previous
   Owner   s spouse, the    Total Adjusted Purchase Payments on the effective
date of the Owner
   change (the    Change Date   ) will be reset to equal the lesser of the
Contract Value as of the
   Change Date or the Total Adjusted Purchase Payments as of the Change Date. . .. . [and the]
   Guaranteed Minimum (Stepped-Up) Death Benefit Amount will be reset to equal the Total
   Adjusted Purchase Payments amount     as of the Change Date.    Please
reconcile the
   discrepancy in the calculation of the Guaranteed Minimum Death Benefit
Amount.

36. In the discussion of Owner Change on page 43, the Company states that
[o]n each Contract
    Anniversary after the Change Date     we recalculate the Death Benefit
Amount for each
    Milestone Date and set it equal to the greater of: the Contract Value on that Contract
    Anniversary, or the Total Adjusted Purchase Payments on the Change Date. Please
    supplementally confirm that the reference to    Change Date    in the prior
sentence should not
    be a reference to    that Contract Anniversary   .

37. For the Stepped-Up Death Benefit rider, please disclose what the death benefit proceeds will be if any Owner (or Annuitant in the case of a Non-Natural Owner) dies prior to the first
    Milestone Date and prior to the Annuity Date.

Withdrawals

Optional Withdrawals (p. 45)

38. The disclosure states    [y]ou may surrender your Contract and make a full
withdrawal at any
    time after the right to cancel period.    Since the Contract may be
surrendered and a full
    withdrawal made during the right to cancel period, please delete    after
the right to cancel
    period    from the sentence.

39. The disclosure states that    partial withdrawals from any fixed option in
any Contract Year
    may be subject to restrictions.    Please disclose these restrictions or
provide a cross reference
    to the applicable disclosure in the Prospectus.

40. The disclosure includes a cross reference to    The General Account   .
Please supplementally
    confirm that the cross reference is in the proper location. Please also add a statement as to the purpose of the cross reference.

Amount Available for Withdrawal (p. 45)

41. The Company states that    [i]f you own living benefit riders, taking a
withdrawal before a
    certain age or a withdrawal that is greater than the allowed annual withdrawal amount under a rider, may result in adverse consequences such as a reduction in rider benefits or the failure
    to receive lifetime withdrawals under the rider.    Please add that such
withdrawals may also
    terminate the rider.
 Michael A. Ramirez
January 15, 2021
Page 9 of 14

Withdrawals Free of a Withdrawal Charge (pp. 45-46)

42. The Company states that    [f]or purposes of determining the free
withdrawal amounts,
    withdrawal of mandatory required minimums from certain Qualified Plans are included
    within the calculations.    Please revise this statement in plain English
(i.e., withdrawals of
    mandatory required minimums from certain Qualified Plans are counted towards the free withdrawal amount for a Contract Year). Please disclose whether withdrawal of the maximum annual withdrawal amount allowed under a living benefit rider is counted towards the free withdrawal amount for a Contract Year.

Effective Date of Withdrawal Requests (p. 47)

43. The Company states:    [w]ithdrawal requests we receive before the close of
the New York
    Stock Exchange, which usually closes at 4:00 p.m. Eastern time, will be effective at the end of the same Business Day that we receive them In Proper Form unless the transaction or
    event is scheduled to occur on another Business Day.    Please
supplementally explain what
    is meant by the italicized portion of the preceding statement and how it is consistent with the requirements of Rule 22c-1 under the Investment Company Act of 1940.

Right to Cancel (   Free Look   ) (p. 47)

44. If accurate, please add    plus any amounts deducted as Contract fees and
charges    to the end
    of the following sentence    [i]n addition, if your Contract was issued as
an IRA and you
    return your Contract within 7 calendar days after you receive it, we will return the greater of your Purchase Payments (less any withdrawals made) or the Contract Value.


45. The disclosure states that    [i]f state law requires that your Purchase
Payments must be
    allocated to Investment Options different than you requested, we will comply with state requirements and your Purchase Payments will be held in the Fidelity VIP Government
    Money Market.    Please either (i) revise the disclosure to cover only
situations where state
    law requires a return of premium or (ii) explain the basis for the
statement    if state law
    requires that your Purchase Payments must be allocated to Investment Options different than you requested.

Living Benefit Riders

General Information (pp. 47-48)

46. The Company states that    [n]o riders may be purchased after the Contract
date.    Please
    revise this disclosure to reflect that the Core riders may be purchased on the Contract date and at any Contract Anniversary (if then available).

47. In the comparison table on page 48 please add, if true, (i) under Guaranteed Withdrawal
    Percentage    --    Before Age 59    -- 0%    to the FIG rider column; (ii)
   (youngest Designated
    Life for Joint rider)    or similar language to both columns under    Age
Lifetime Withdrawals
 Michael A. Ramirez
January 15, 2021
Page 10 of 14

   Begin   ; and (iii) line items for    Exchanges Between the Single and Joint
Riders,       Spousal
   Continuation of a Single Rider    and    Termination by Request   .

48. The Company states that    [t]aking a withdrawal before a certain age or a
withdrawal that is
    greater than the annual withdrawal amount (   excess withdrawal   ) under a
particular Rider
    may result in adverse consequences such as a permanent reduction in optional Rider benefits
    or the failure to receive lifetime withdrawals under a Rider.    Please
revise    optional Rider
    benefits    to    Rider benefits    as the former suggests that these are
optional features of the
    Rider (rather than that the purchase of the Rider itself is optional). Please also add that such withdrawals may also terminate the rider.

Withdrawal Benefit Rider Exchanges (p. 50)

49. The Company states that    [g]enerally, if your Contract Value is lower
than the Protected
    Payment Base under your existing Rider, your election to exchange from one rider to another may result in a reduction in the Protected Payment Base and any applicable Protected
    Payment Amount and Remaining Protected Balance that may be applied.    The
term
       Remaining Protected Balance    is not discussed in the Prospectus.
Please explain the term
    and its function in the applicable rider structure.

Future Income Generator (Single) and Future Income Generator (Joint) (pp.
50-60)

50. To the extent applicable, please revise the disclosure relating to the FIG riders to reflect the
    changes made in response to Staff comments provided on the Company   s
Post-Effective
    Amendment No. 15 to its registration statement filed on October 23, 2020.

How the Rider Works

51. The Company states on pages 52 and 57 that    you should consult your tax
or legal advisor
    prior to purchasing this Contract and guarantee, the primary benefit of which is guaranteeing
    withdrawals.    Please replace the reference to    guarantee    in this
context with    rider    or
       optional rider    in each place it appears.

Depletion of Contract Value

52. The Company states on pages 53 and 58 if the Designated Life or youngest Designated Life
    for a joint rider    is age 59   or older and the Contract Value was
reduced to zero by a
    withdrawal that did not exceed the Protected Payment Amount (except that an RMD
    Withdrawal may exceed the Protected Payment Amount), the following will apply
    Please clarify, if accurate, that Contract Value could be reduced to zero through withdrawals
    (except that an RMD Withdrawal may exceed the Protected Payment Amount), fees or market performance. Please make any applicable changes to the parallel disclosure for the
    Core riders on pages 62 and 65.
 Michael A. Ramirez
January 15, 2021
Page 11 of 14

Annuitization

53. Please bold the following paragraph in each place it appears:

       If you annuitize the Contract at any time prior to the maximum Annuity Date specified in your Contract, your annuity payments will be determined in accordance with the terms of your Contract. The Protected Payment Base and Protected Payment Amount under this
       Rider will not be used in determining any annuity payments and your annuity payments received may be less than the Protected Payment Amount you are entitled to receive for life under the Rider. Work with your financial professional to determine if you should annuitize your Contract before the maximum Annuity Date or stay in the accumulation phase and continue to take withdrawals under the Rider.

CoreIncome Advantage Select (Single) (pp. 60-63) and CoreIncome Advantage
Select
(Joint) (pp. 63-67)

54. For the Core riders, please consider disclosing whether an investor will receive the current
    Annual Charge Percentage in effect on (i) the date that his/her application is signed or (ii) the
    Contract issue date.

Definitions

55. The last sentence of the definition of    Protected Payment Amount    on
page 60 states that
       [t]he initial Protected Payment Amount will depend upon the age of the youngest
    Designated Life.    We note that the Core single rider allows for only a
single Annuitant and
    further that the Protected Payment Amount remains 5.0% of the Protected Payment Base once the Designated Life reaches 65. Please revise this sentence or supplementally explain why it is accurate.

56. The last sentence of the definition of    Protected Payment Amount    on
page 64 states that
       [t]he initial Protected Payment Amount will depend upon the age of the youngest
    Designated Life.    We note that the Protected Payment Amount remains the
4.5% of the
    Protected Payment Base once the youngest Designated Life reaches 65. Please revise this sentence or supplementally explain why it is accurate.

Termination

57. The disclosure states on pages 63 and 67 that the Rider will automatically terminate on the
    earliest of     the day you exchange this Rider for another withdrawal
benefit Rider   . The
    Company states earlier that    [s]ubject to availability, you may elect to
exchange between the
    CoreIncome Advantage Select (Single) and CoreIncome Advantage Select (Joint) Riders on
    any Contract Anniversary.    Please except out this exchange from the
termination provision.
 Michael A. Ramirez
January 15, 2021
Page 12 of 14

Sample Calculations

58. Please revise the reference on page 67 to the    CoreIncome Advantage
Select (Single) Sample
    Calculations Appendix    to the    CoreIncome Advantage Select (Joint)
Sample Calculations
    Appendix   .

Federal Tax Issues   Qualified Contracts   General Rules (pp. 72-74)

59. Please make any necessary updates to the information related to changes in withdrawal requirements resulting from the CARES Act.

Distribution Arrangements (p. 80)

60. The PLIC and PLAC Registration Statements contain different figures for commissions that may be paid to broker-dealers. Please reconcile the disclosure.

State Considerations (pp. 81-85)

61. Please add the CT state required material changes discussed elsewhere in the Prospectus to this section so that a CT resident can easily locate the disclosure. .

Sample Calculations Appendices

Future Income Generator (Single & Joint) Sample Calculations Appendix (pp.
90-99)

62. Please revise the Sample Calculations Appendix for the FIG riders to reflect all changes
    made in response to Staff comments provided on the Company   s
Post-Effective Amendment
    No. 15 to its registration statement filed on October 23, 2020.

63. In Example #4 which is titled    Withdrawal Exceeding Protected Payment
Amount (Including
    any applicable withdrawal charges or taxes),    the withdrawal amount of
$10,000 exceeds to
    Protected Payment Amount but    [w]ithdrawal charges do not apply as this
amount was
    within the free withdrawal amount.    To illustrate the effect of
withdrawal charges on the
    Contract Value and Protected Payment Amount, please include another example based on the same set of facts, except that the withdrawal exceeds both the Protected Payment Amount and the free withdrawal amount.

64. In Example #6, please include a column in the table to reflect Contract Values or supplementally explain why inclusion of a Contract Value column would not be useful to investors.
 Michael A. Ramirez
January 15, 2021
Page 13 of 14

CoreIncome Advantage (Single) Sample Calculations Appendix (pp. 100-105) and CoreIncome Advantage (Joint) Sample Calculations Appendix (pp. 106-112)

65. In Example #4 which is titled    Withdrawal Exceeding Protected Payment
Amount,    the
    withdrawal amount of $30,000 exceeds both the Protected Payment Amount and the free withdrawal amount. Please revise (i) the title of the example to reflect applicable withdrawal charges or taxes and (ii) the example itself to illustrate the effect of withdrawal charges on the Contract Value and Protected Payment Amount. In addition, please include in each example a discussion of the difference in calculation if the withdrawal is requested as a gross amount vs a net amount. In this regard, see Example #4 of the FIG Sample Calculations
    Appendix. If the Company believes that the revised example would cover too many concepts, please consider providing two examples (i.e., one in which the withdrawal does not exceed the free withdrawal amount and another in which it does).

66. Core (Joint) Sample Calculations Appendix Only. If the youngest Designated Life is 65 years of age or older, the Protected Payment Amount for this rider is equal to 4.5% of the
    Protected Payment Base. However, all of the sample calculations in this appendix assume a
    Protected Payment amount equal to 5.0% of the Protected Payment Base. Please revise the sample calculations in this appendix to reflect the Protected Payment Amount offered for the rider.

Return of Purchase Payments Death Benefit Sample Calculations Appendix (pp. 113-116)

67. In the withdrawal examples during Contract Year 11, if accurate, please explain that the reduction made to the Total Adjusted Purchase Payment Amount was greater than the actual amount withdrawn because the Contract Value at the time of the withdrawal was less than the Total Adjusted Purchase Payments.

Stepped-Up Death Benefit and Stepped-Up Death Benefit II Sample Calculations Appendix
(pp. 117-119)

68. The examples state that in Contract Year 3 an additional purchase payment of $25,000 is made and no withdrawals have been made. Based on the Prospectus disclosure, we would expect the Contract Value and the Guaranteed Minimum Death Benefit Amount to be the
    same after the purchase payment. Please explain why the Contract Value after the purchase payment increases from $106,090 to $133,468 while the Guaranteed Minimum Death Benefit
    Amount increases from $106,090 to $131,090.

69. The example on page 119 states that during Contract Year 9 death occurs. The examples use
    the term    Standard Death Benefit Amount    which is not defined in the
Prospectus. Please
    define the term or rephrase so that a definition is not needed.
 Michael A. Ramirez
January 15, 2021
Page 14 of 14

Financial Highlights (Condensed Financial Information) (p. 120)

70. Please confirm supplementally that condensed financial information has not been provided for any Subaccount offered under the Contract because no such Subaccount has commenced operations as of the date of the Prospectus. Alternatively, if any Subaccount has been previously made available under any other contract offered through the same separate account (e.g., the other contract has the same underlying fund option and same total separate account expense), then please include in the Prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less).

STATEMENT OF ADDITIONAL INFORMATION

Exhibits

71. Please confirm that the Company will file a new opinion and consent of counsel as to the legality of the Contracts being registered on this registration statement.

72. Please file new powers of attorney that authorize the filing of this registration statement.

                                             * * * *

       A response to this letter should be in the form of a pre-effective amendments filed pursuant to Rule 472 under the Securities Act. The pre-effective amendments should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the Companies and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       You may contact me at (202) 551-6907 or chooy@sec.gov if you have any questions.

                                                      Sincerely,
                                                      /s/ Yoon Choo
                                                      Senior Counsel



cc: Andrea Ottomanelli Magovern, Assistant Director
    Sally Samuel, Branch Chief